Mutual Shareholder Services, LLC 8000 Town Centre Dr, Ste 400 Broadview Heights, OH 44117 ACCOUNTING SERVICES AGREEMENT & TRANSFER AGENT AGREEMENT

Name of Series	Date Added
Wireless Fund	March 5, 2010
Castle Focus Fund	June 28, 2010
Bretton Fund	September 21, 2010
Christopher Weil & Company Core Investment Fund	December 16, 2011
NWM Momentum Fund	March 5, 2014
Triad Small Cap Value Fund	June 18, 2015
Ensemble Fund	September 23, 2015
Taylor Frigon Core Growth Fund	December 7, 2016